TWO HARBORS INVESTMENT CORP.
601 CARLSON PARKWAY, SUITE 330
MINNETONKA, MN 55305

November 29, 2010

Securities and Exchange Commission
100 F St. NE
Washington, D.C.  20549

Attention:	Tom Kluck, Esq. Sandra B. Hunter, Esq.

Sent via EDGAR and Facsimile ((703) 813-6984)

Re:           Two Harbors Investment Corp.
Amendment No. 2 to Registration Statement on Form S-3
(No. 333-170251)

Mr. Kluck and Ms. Hunter:

Two Harbors Investment Corp. (the “Company”) hereby requests that the effective date of Amendment No. 2 to the Registration Statement referenced above be accelerated so that it will become effective at 3 p.m. on Tuesday, November 30, 2010, or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(ii)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

(iii)	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Steve Quinlivan at (612) 335-7076 or David Jensen at (612) 335-1464 should you have any questions.

Very truly yours, TWO HARBORS INVESTMENT CORP.

By: /s/ Jeffrey Stolt
Name: Jeffrey Stolt
Title: Chief Financial Officer